BOENNING & SCATTERGOOD, INC.

Statement of Financial Condition

December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15543

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21
　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Boenning & Scattergood, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer　　☐ Security-based swap dealer　　☐ Major security-based swap participant
　☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4 Tower Bridge- 200 Barr Harbor Drive Suite 300
(No. and Street)

West Conshohocken	**PA**	**19428**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Dale R Weigand	**610-684-5416**	dweigand@boenninginc.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Crowe LLP
(Name – If Individual, state last, first, and middle name)

485 Lexngton Ave, 11th floor	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

9/24/2003	173
(Date of Registration with PCAOB)(If applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Public

OATH OR AFFIRMATION

I, Dale R Weigand, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Boenning & Scattergood, Inc, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Commonwealth of Pennsylvania - Notary Seal
Lisa A. Weitzman, Notary Public
Montgomery County
My commission expires December 3, 2023
Commission number 1355935
Member, Pennsylvania Association of Notaries

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: __________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BOENNING & SCATTERGOOD, INC.
December 31, 2021 CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM



Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholder of Boenning & Scattergood, Inc.
Conshohocken, Pennsylvania

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Boenning & Scattergood, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2020.

New York, New York
March 30, 2022

BOENNING & SCATTERGOOD, INC.

Statement of Financial Condition
December 31, 2021

ASSETS

Cash and cash equivalents	$	507,088
Receivables:		
Clearing broker		445,811
Related parties		1,623,388
Customers and other		844,423
Securities owned, at fair value		6,060,107
Cash surrender value of life insurance		693,533
Deposit with clearing broker		100,000
Furniture, equipment and leasehold improvements, net		300,508
Other intangible assets, net		83,416
Operating lease right-of-use assets		1,808,583
Goodwill		370,516
Employee advances		248,951
Deposits and other prepaid expenses		861,334
Total assets		$ 13,947,658

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Clearing broker	$	72,619
Securities sold, not yet purchased, at fair value		9
Notes payable		37,500
Operating lease liabilities		1,838,306
Accounts payable		358,936
Accrued expenses and other liabilities		4,563,150
Total liabilities		6,870,520
Stockholder's equity:		
Additional paid-in capital		1,567,070
Retained earnings		5,924,032
Treasury stock, at cost, 168 shares		(413,964)
Total stockholder's equity		7,077,138
		$ 13,947,658

See accompanying notes to financial statement.

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2021

(1) Nature of Business

Boenning & Scattergood, Inc. ("the Company") is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the 1914 Advisors name for its investment advisory business.

The Company is a wholly owned subsidiary of Boenning & Scattergood Holdings, Inc. ("Holdings" or "the Parent").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, claims exemption from the remaining provisions of that rule. The Company executes and clears its customer securities transactions on a fully disclosed basis with a single clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The Company, like other broker-dealers and investment advisors, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, and changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

(2) Summary of Significant Accounting Policies

Cash Equivalents

The Company principally utilizes banks and a money market fund to maintain its operating cash accounts and temporary cash investments. At certain times, bank balances may be in excess of the Federal Deposit Insurance Corporation ("FDIC") insurance limits. Uninsured cash balances were approximately $164,786 at December 31, 2021.

Receivables

The Company's receivables from related parties are from advances made for operations. These advances are noninterest bearing and there are no scheduled repayment terms. The Company estimates the allowance for credit losses by considering credit quality indicators and recoverability of an outstanding advance. The Company monitors its exposure to the credit quality of its related parties on a regular basis. An advance or any portion thereof, is written off when management deems it is probable that the Company will be unable to collect the advances. Also see Note 10 (Related Party Transactions).

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2021

(2)   Summary of Significant Accounting Policies, Continued

Receivables, continued

The Company's receivables from customers, other broker-dealers and the Company's clearing organization include amounts receivable from unsettled trades, including amounts related to option contracts executed on behalf of customers, amounts receivable for securities failed to deliver, accrued interest receivable and cash deposits. The Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company estimates an allowance for credit loss using relevant available information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. Historical credit loss experience provides the basis for the estimation of expected credit losses. The Company monitors its exposure to the credit quality of its counterparties on a regular basis. Also see Note 6 (Receivable from and Payable to Clearing Broker).

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Proprietary securities transactions are recorded on trade dates.

The Company may sell a security it does not own. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size will be realized upon the Company purchasing the security to cover the short sale.

Securities are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* ("ASC") 820, *Fair Value Measurements and Disclosures*.

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2021

(2)   Summary of Significant Accounting Policies, Continued

Cash Surrender Value of Life Insurance

The Company has purchased life insurance on certain key employees. Company owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. At December 31, 2021, the total cash surrender value of life insurance policies with the companies was approximately $395,000, $189,500 and $109,000, respectively.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost, less accumulated depreciation and depreciated over their estimated useful lives, ranging from two to seven years. Leasehold improvements are stated at cost less accumulated amortization. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the assets, which generally range from two to nine years. Maintenance and repairs are charged to expense as incurred. Betterments and renewals, which extend useful lives or capacities of the leasehold improvements, are capitalized

Financed Premiums

During 2021, the Company entered into a financing agreement for its insurance premiums related to policies that expire in 2022. At December 31, 2021, $305,865 remains in deposits and other prepaid expenses and accrued expenses and other liabilities, related to the agreement.

Employee Advances

The Company grants loans to employees in conjunction with a program established primarily to recruit and retain certain employees. These loans are contingent on the employees' continued employment with the Company and generally require repayment if employees leave during a contractual service period. These loans generally amortize over a contractual service period of 3 to 6 years from the initial date of the loan and amounts related to accrued interest are reported in the same balance sheet line item as the other elements of the loan's amortized cost. The outstanding loan becomes due on demand in the event the employee departs during the service period. The Company estimates the allowance for credit losses by considering credit quality indicators and recoverability of an outstanding loan balance from employees that left the Company. A loan is placed on non-accrual status when, based on current information, it is probable that the Company will be unable to collect scheduled payments of principal and interest when due according to the contractual terms of the underlying loan agreement. Loans with principal or interest payments that are more than 30 days past due may be placed on non-accrual status. The amortized cost basis of these loans is written-off against the allowance for credit losses when management deems the amount to be uncollectible.

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2021

(2)   Summary of Significant Accounting Policies, Continued

Employee Advances, continued

At December 31, 2021, advances to employees were $248,951.

Notes Payable

During 2018 and 2020, certain retiring advisors sold their client lists to the Company. Under these Agreements, the Company is required to make the following payments:

Year Ending December 31,	Amount
2022	$ 37,500

The Company does not pay any interest for these notes.

Income Taxes

The Company is a wholly-owned subsidiary of Holdings. During 2007, the stockholder elected that the Company be taxed as an S corporation under the applicable provisions of federal and state law. Holdings is also taxed as an S corporation. Accordingly, the stockholders of Holdings are individually liable for the taxes on their respective shares of the Company's and Holdings' income or loss.

FASB ASC 740, *Income Taxes*, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Company files consolidated income tax returns with Holdings in the U.S. federal jurisdiction, and various other state jurisdictions. It is the opinion of management that the Company has no significant uncertain tax positions that would be subject to change upon examination. The federal income tax returns of the Company are subject to examination by the Internal Revenue Service ("IRS"), generally for three years after they were filed.

While not required to do so, the Company may make a distribution to Holdings for federal and state income taxes.

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2021

(2)   Summary of Significant Accounting Policies, Continued

Use of Estimates

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Current Expected Credit Losses

The FASB ASC 326-20, Financial Instruments-Credit Losses requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. If applicable, the Company records the estimated of expected credit losses as an allowance for credit losses. Currently, there are no allowances for credit losses as all amounts are fully collectible.

The Company is a party to financial instruments with off balance sheet risk. These financial instruments may include outstanding delayed delivery, underwriting and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial condition. These contracts are entered into as part of the Company's market risk management trading and financing activities. These contracts are valued at fair value. The Company also engages in activities involving the execution of various securities transactions for the benefit of customers. These services are provided on a fully disclosed basis. These activities may expose the Company to credit risk including off-balance sheet and market risks in the event client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase the Company's risk.

The Company is engaged in various trading and brokerage activities in which its counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of its counterparties.

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2021

(3) Goodwill & Other Intangible Assets

Goodwill arising from business acquisitions, is determined to have an indefinite useful life, and represents the excess of the purchase price over the fair value of the acquired assets and liabilities and identifiable intangible assets. The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more-likely-than-not reduce the fair value of the reporting unit below its carrying amount. Any such impairment will be recognized in the period identified.

The carrying amount of goodwill, and cumulative impairment losses at December 31, 2021, are as follows:

Goodwill	$ 500,000
Cumulative impairment losses	(129,484)
Goodwill, December 31	$ 370,516

During 2018 and 2020, the Company purchased a list of clients from retiring advisors, the fair value of which is originally represented at the associated cost. As of December 31, 2021, the Company owes the retiring advisors $37,500, which is recorded in notes payable. This asset is being amortized zero to six years or when certain net revenue targets from the client list have been achieved by the Company. When evaluating whether this asset is impaired, the Company reviews the fair value of the client list, as a whole, during the fourth quarter of each year and if events occur, between evaluations. Fair value has been determined as the estimated annual revenue earned by the Company from such client list.

The carrying amount of intangible assets and cumulative impairment losses at December 31, 2021 are as follows:

Intangible assets	$ 580,000
Cumulative amortization expense	(337,584)
Cumulative impairment losses	(159,000)
Intangible assets, December 31	$ 83,416

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2021

(4)   Fair Value Measurements

FASB ASC 820 defines fair value and provides a framework for measuring and disclosing fair value in accordance with accounting principles generally accepted in the United States of America.

Various inputs may be used to determine the value of the Company's financial assets and liabilities. These inputs are summarized in three broad levels listed below. The input levels or methodologies used for valuing financial assets and liabilities are not necessarily an indication of the risk associated with those financial assets and liabilities.

Level 1:   Quoted prices in active markets for identical financial assets and liabilities

Level 2:   Observable inputs other than level 1 quoted prices

Level 3:   Unobservable inputs

Observable inputs are inputs that other market participants may use in pricing a financial asset or liability. These may include quoted prices for similar assets and liabilities, interest rates, prepayment speeds, credit risk and others. The determination of what constitutes observable inputs requires judgment by management of the Company.

In situations where quoted prices or observable inputs are unavailable or deemed less relevant (for example, when there is little or no market activity for an asset or liability at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Company's own assumptions about the factors market participants would use in pricing an asset or liability, and would be based upon available information.

For the year ended December 31, 2021, the application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation methodologies used for instruments measured at fair value:

US Treasury Bills

The fair value of US Treasury Bills is estimated using recent data obtained from news wire services.

Common and Preferred Stock

The Company's investment in common and preferred stock is generally valued using quoted market prices for identical securities.

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2021

(4) Fair Value Measurements, Continued

Government & Municipal Obligations

The fair value of government and municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility.

Corporate Debt Obligations

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used are for approximately the same maturity and credit quality as the bonds. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves and bond spreads.

The table below presents the balances of assets and liabilities measured at the fair value on a recurring basis at December 31, 2021:

Description	Level 1	Level 2	Level 3	Total
Securities owned:				
US Treasury Bills	5,299,914			5,299,914
Common & Preferred stock	$ 510,720	$ -	$ -	$ 510,720
Government & Municipal obligations		249,447		249,447
Corporate bonds	-	26	-	26
Total securities owned	$ 5,810,634	$ 249,473	$ -	$ 6,060,107
Securities sold, not yet purchased				
Common stock	$ 9	$ -	$ -	$ 9
Total securities sold, not yet purchased	$ 9	$ -	$ -	$ 9

(5) Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are summarized as follows at December 31, 2021:

Furniture and equipment	$ 1,176,879
Leasehold improvements	144,131
Accumulated depreciation and amortization	(1,020,502)
	$ 300,508

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2021

(6)   Receivable from and Payable to Clearing Broker

FASB ASC 210, *Balance Sheet*, provides that a right of set-off exists when certain conditions are met.   Management has determined that right of set-off exists for certain amounts receivable from and payable to the clearing broker, and has presented these amounts net in the accompanying statement of financial condition. Receivable from and payable to clearing broker, at December 31, 2021, consist of the following:

	Receivable (Payable)
Commissions receivable from clearing broker	$ 650,780
Incentive from clearing broker	75,039
Fees payable to clearing broker	(280,008)
Receivable from clearing broker	$ 445,811
Margin deposit at clearing broker	$ 456,000
Margin loan	(693,855)
Receivable for income earned	181,667
Fees payable to clearing broker	(16,431)
Payable to clearing broker	$ (72,619)

The Company clears its proprietary and customer transactions through another broker dealer on a fully disclosed basis. The commission receivable and fees payable to the clearing broker relate to the aforementioned transactions and are collateralized by all cash and securities that the Company maintains with the clearing broker. The Company also maintains a clearing deposit of $100,000 with the clearing broker.

The Company carries its securities owned and securities sold, not yet purchased with the clearing broker. The clearing broker finances the Company's inventory under normal margin terms. The margin requirement at December 31, 2021 was approximately $153,000 and is included in the margin deposit held at clearing broker above. The Company pays interest on the margin loan at the clearing broker's call rate (2.0% at December 31, 2021). The Company also receives interest on the cash held at the clearing broker's call rate.

(7)   401(k) Savings and Profit-Sharing Plan

The Company sponsors a 401(k) savings and profit sharing plan covering all employees who have attained specified age and length of service requirements. Employees of the Company may elect to make contributions pursuant to a salary reduction agreement. Profit sharing and/or 401(k) matching contributions may be made to the plan at the discretion of the management of the Company.

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2021

(8)   Net Capital and Reserve Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2021, the Company had regulatory net capital of $2,436,201, which was $1,887,021 in excess of its required net capital of $549,000.   The Company's aggregate indebtedness was $4,981,929; the ratio of aggregate indebtedness to net capital was approximately 2.04 to 1.

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

(9)   Commitments and Contingent Liabilities

Leases

The Company has obligations as a lessee for office space, computers, and other office equipment with initial noncancelable terms greater than or equal to one year. The Company classified these leases as operating leases. These leases generally contain renewal options for periods ranging from one to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods may not be included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, utilities and common area maintenance.   These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Other information related to leases as of December 31, 2021 was as follows:

> Weighted average remaining lease term:
> Operating leases   4.7 years

> Weighted average discount rate:
> Operating leases   4.9%

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2021

(9)   Commitments and Contingent Liabilities, Continued

Leases, continued

The Company uses an incremental borrowing rate at lease commencement to calculate the present value of lease payments when the rate implicit in a lease is not known.   The Company's incremental borrowing rate is based on the weighted average discount rate of the Company's short and long term borrowing costs.

Maturities of lease liabilities under noncancelable operating leases as of December 31, 2021 are as follows:

Year Ending December 31,	Amount
2022	$ 760,358
2023	333,907
2024	323,941
2025	205,961
2026	204,845
Thereafter	201,262
Total undiscounted lease payments	$ 2,030,274
Less imputed interest	(191,968)
Total lease liabilities	$ 1,838,306

The Company leases certain office space from its parent. See Note 10 (Related Party Transactions). The future maturity of that lease is included above.

Other Commitments

The Company has obligations for the use of computer software which are greater than or equal to one year. The maturity of these obligations as of December 31, 2021 are as follows:

December 31,	Amount
2022	$ 1,067,244
2023	198,152

Continued…

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2021

(9)   Commitments and Contingent Liabilities, Continued

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. At times the Company is required to make a good faith deposit on an underwriting. At December 31, 2021, there were no outstanding good faith deposits.

Agreement with Clearing Broker

The Company has an agreement with the clearing broker to carry the proprietary accounts of the Company, the cash, securities and margin accounts of the customers of the Company and to clear securities transactions on a fully disclosed basis for such accounts. The Company entered into an amended agreement with the clearing broker on March 1, 2015 that expired in February 2022. The Company received $1,000,000 as part of entering into the amended agreement, which was being amortized over the term of the agreement. The unamortized balance at December 31, 2021 is $0. The Company has subsequently amended the agreement on February 25, 2022, extending the clearing agreement for one year expiring in February 2023.

Litigation and Regulation

From time to time, the Company is involved in legal proceedings in the ordinary course of business. Management believes that the resolution of any remaining legal proceedings will not have a material adverse effect on the financial condition or the results of operations of the Company.

The Company is also subject to regulatory examinations.

Indemnifications

In the normal course of business, the Company may indemnify and guarantee certain service providers, such as the clearing broker, against potential losses in connection with their acting as an agent or, providing services to, the Company. The maximum potential amount of future payments that the Company may be required to make under these indemnifications cannot be reasonably estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statement for these indemnifications.

BOENNING & SCATTERGOOD, INC.

Notes to Financial Statement
December 31, 2021

(10) Related Party Transactions

The Company leases office space from Holdings and a related party under operating lease agreements that are to expire on May 31, 2022, December 31, 2024, January 31, 2027, and October 31 2028. The lease payments totaled $1,106,176 for the year ended December 31, 2021.

The Company has advanced funds to its Parent for operations. These advances are noninterest bearing and there are no scheduled repayment terms. Total receivable from Parent as of December 31, 2021 was $1,547,210. Receivables from other related parties totaled $76,178 at December 31, 2021.

(11)   Subsequent Events

In January 2022, the Company received a temporary subordinated loan from two officers of the Company in the amount of $400,000. The subordinated loan was repaid in full on March 11, 2022.

The Company has evaluated subsequent events for recognition and disclosure through March 30, 2022, which is the date the financial statements were available to be issued.